EXHIBIT 10.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

JACOBS FINANCIAL GROUP, INC.,

RS HOLDINGS, LLC

and

RECLAMATION SURETY HOLDING COMPANY, INC.

dated as of February 8, 2008

13079411.3.LITIGATION

13079411.3.LITIGATION

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of February 8, 2008 (this "**Agreement**"), among Jacobs Financial Group, Inc., a Delaware corporation ("**JFGI**"), RS Holdings, LLC, a Kentucky limited liability company and a direct wholly-owned subsidiary of JFGI ("**Merger Sub**"), and Reclamation Surety Holding Company, Inc., a Kentucky corporation (the "**Company**") and William S. Patterson and Nelson Radwan, individuals acting on behalf of the holders of Company Common Stock for purposes of this Agreement and the transactions contemplated hereby (together, the "**RSH Shareholder Representatives**").

WITNESSETH:

WHEREAS, the Board of Directors of the Company has determined that it is fair to and advisable and in the best interests of the Company and its stockholders, and consistent with and in furtherance of its business strategies and goals, for JFGI to acquire all of the assets and liabilities of the Company through the merger of the Company with and into Merger Sub (the "**Merger**") in accordance with the applicable provisions of the Kentucky Business Corporation Act (the "**KBCA**") and the Kentucky Limited Liability Company Act (the "**KLLCA**") and upon the terms and subject to the conditions set forth herein;

WHEREAS, each of the holders of Class A Common Stock, no par value, of the Company (the "**Class A Common Stock**") and Class B Common Stock, no par value, of the Company (the "**Class B Common Stock**", and together with the Class A Common Stock, the "**Company Common Stock**") has entered into a Stockholders' Representative Agreement in the form attached hereto as Exhibit A (the "**RSH Shareholder Representative Agreement**") prior to the Merger, pursuant to which each of such holders of Class A Common Stock and Class B Common Stock has appointed the RSH Shareholder Representatives as its agents, proxies and attorneys-in-fact for all purposes under this Agreement as more fully described in the aforesaid agreement;

WHEREAS, each of the trustee (the "**RSH Trustee**") of the RSH Voting Trust Agreement, dated February 3, 2006 (the "**Voting Trust Agreement**"), by and among the holders of Class A Common Stock, having authority to cast the votes of all of the issued and outstanding Class A Common Stock, including in connection with the Merger and the transactions contemplated hereby (the "**RSH Voting Trust**") and the holders of Class B Common Stock of the Company have executed and delivered to JFGI on the date hereof a valid written consent approving the Merger and the transactions contemplated hereby;

WHEREAS, each of the holders of Class A Common Stock has waived certain rights under that certain Standstill and Right of First Refusal Agreement, dated February 3, 2006, by and among such holders of Class A Common Stock (the "**Standstill and Right of First Refusal Agreement**") relating to their record ownership of Voting Trust Certificates of the RSH Voting Trust and beneficial ownership of the Class A Common Stock;

WHEREAS, the Board of Directors of JFGI and the sole member of Merger Sub have each approved and declared advisable the transactions contemplated by this Agreement;

13079411.3.LITIGATION

WHEREAS, in furtherance of such combination, the Boards of Directors of JFGI and the Company and the sole member of Merger Sub have each adopted this Agreement providing for the Merger and the Board of Directors of the Company has recommended that the holders of the Company Common Stock vote to adopt this Agreement and approve the Merger upon the terms and subject to the conditions contained herein;

WHEREAS, JFGI, as the holder of all of the outstanding membership interests of Merger Sub, has executed and delivered to Merger Sub on the date hereof a valid written consent approving the Merger;

WHEREAS, JFGI has deposited $50,000 with the Escrow Agent (as defined below) as a deposit to be applied to the Merger Consideration due hereunder;

WHEREAS, pursuant to the Merger, each share of Company Common Stock, issued and outstanding immediately prior to the Effective Time (as defined in Section 1.3), other than shares, if any, owned or held directly or indirectly by JFGI, Merger Sub or their respective Subsidiaries or the Company or its Subsidiaries, will be converted into the right to receive (i) the Closing Consideration (as defined herein) and (ii) the Holdback Consideration (as defined herein), in each case subject to adjustment as contemplated hereby;

WHEREAS, the Holdback Consideration shall be held by the Escrow Agent in escrow for purposes of satisfying damages, losses, expenses and other similar charges which result from breaches of the representations and warranties and covenants of the Company; and

WHEREAS, JFGI, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby and also to prescribe various conditions to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1. **The Merger**. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the KBCA and the KLLCA, the Company shall be merged with and into Merger Sub at the Effective Time. Following the Merger, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving entity (the "**Surviving Entity**").

1.2. **Closing**. The closing of the Merger (the "**Closing**") will take place at 10:00 a.m. (New York City time) on the second Business Day after the satisfaction or waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or waiver of these conditions) set forth in Article VI (the "**Closing Date**"), unless another time or date is agreed to in writing by the parties hereto. The

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Closing shall be held at the offices of Dechert LLP, 30 Rockefeller Plaza, New York, New York, 10112, unless another place is agreed to by the parties hereto.

1.3. **Effective Time**. As part of the Closing, the parties hereto shall (A) file articles of merger (the "**Articles of Merger**") in such form as is required by and executed in accordance with the relevant provisions of the KBCA and the KLLCA and (B) make all other filings or recordings required under the KBCA and KLLCA. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Kentucky Secretary of State or at such subsequent time as JFGI and the Company shall agree and so specify in the Articles of Merger (the date and time the Merger becomes effective being the "**Effective Time**").

1.4. **Effects of the Merger**. At and after the Effective Time, the Merger will have the effects set forth in the KBCA and KLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall be vested in the Surviving Entity, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

1.5. **Articles of Organization and Limited Liability Company Operating Agreement of the Surviving Entity**. At the Effective Time and without further action on the part of the parties hereto, the Articles of Organization and Limited Liability Company Operating Agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall continue as the Articles of Organization and Limited Liability Company Operating Agreement of the Surviving Entity, in each case, until thereafter amended.

1.6. **Member and Officers**. At the Effective Time, (i) the sole and managing member of Merger Sub immediately prior to the Effective Time shall become the sole and managing member of the Surviving Entity, and (ii) the officers of Merger Sub immediately prior to the Effective Time shall become the officers of the Surviving Entity, in each case, to hold office in accordance with the Limited Liability Company Operating Agreement of the Surviving Entity until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Entity's Limited Liability Company Operating Agreement or the terms of any contract pursuant to which they may be serving as such.

1.7. **Taking of Action; Further Action**. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity with full right, title and possession to all assets, property, rights, privileges, powers, and franchises of the Company and Merger Sub, the officers and sole member of the Surviving Entity are fully authorized in the name of the respective entities or otherwise to take all such lawful and necessary action.

ARTICLE II

CONVERSION OF SECURITIES

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At the Effective Time, by virtue of the Merger and without any action on the part of JFGI, Merger Sub, the Company or the holders of any of the following securities:

2.1. **Cash Option of Non-Employee Shareholders.** Each Non-Employee Shareholder of the Company shall have the option to receive his or her share of the Merger Consideration in cash, rather than in JFGI common stock, which option shall be exercised in accordance with the following procedures:

(a) Within three days following the establishment of the terms and scheduling of the closing of the Qualified Financing and at least seven days prior to such closing, JFGI shall notify each of the Company and each Non-Employee Shareholder of the (i) terms of the Qualified Financing, (ii) the amount of cash or number of shares of JFGI Common Stock that such Non-Employee Shareholder will become entitled to (depending upon such person's election) upon the Closing, and (iii) the date by which the election of such Non-Employee Shareholder must be made (which shall be the day prior to the Closing Date).

(b) On or before the specified date, each Non-Employee Shareholder who wishes to receive his or her share of the Merger Consideration in cash shall, by written notice to JFGI, make an election to that effect. The election of the Non-Employee Shareholder shall in each case apply to the entire share of such Person of the Merger Consideration, and no Non-Employee Shareholder may elect to receive a portion of his or her share in cash and be entitled to receive the remainder in JFGI Common Stock. The failure to affirmatively exercise the election to receive the share of Merger Consideration in cash shall result in the share of the Merger Consideration of the Non-Employee Shareholder being paid in JFGI Common Stock.

2.2. **Conversion of Common Stock.**

(a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by a Non-Employee Shareholder who has elected to receive his or her share of the Merger Consideration in cash (in accordance with Section 2.1) shall be converted into the right to receive an amount of cash equal to the Merger Consideration divided by the total number of shares of Company Common Stock outstanding on the Closing Date.

(b) Except as otherwise provided herein, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares for which a cash election is effective pursuant to Section 2.1 or canceled pursuant to Section 2.3) shall be converted into the right to receive a number of shares of JFGI Common Stock obtained by (x) dividing the Merger Consideration by the total number of shares of Company Common Stock outstanding on the Closing Date and (y) dividing the result of clause (x) by the Per Share Financing Price.

2.3. **Cancellation of Treasury Stock and JFGI-Owned Stock.** Each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock owned or held, directly or indirectly, by the Company, JFGI, Merger Sub or their respective Subsidiaries, in each case immediately prior to the Effective Time, shall be cancelled

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and retired without any conversion thereof and no payment of cash or any other distribution shall be made with respect thereto.

ARTICLE III

DEPOSIT, EXCHANGE AND PAYMENT

3.1. **Deposit**. Upon execution hereof, JFGI shall deposit with the Escrow Agent in accordance with the terms of the Escrow Agreement (as defined below) the sum of $50,000 (the "**Initial Deposit**"). In the event that the Closing does not occur for any reason other than the termination of this Agreement by JFGI and Merger Sub (i) pursuant to Section 8.1(d) or (ii) pursuant to Section 8.1(b) as a result of the failure of the Company to satisfy the conditions set forth in Section 7.2 (other than Section 7.2(e)), then JFGI, Merger Sub, the Company and the RSH Shareholder Representatives shall jointly instruct the Escrow Agent to deliver to the Company the Initial Deposit. In the event that JFGI and Merger Sub fail to consummate the Closing as a result of the termination of this Agreement by JFGI and Merger Sub (i) pursuant to Section 8.1(d) or (ii) pursuant to Section 8.1(b) as a result of the failure of the Company to satisfy the conditions set forth in Section 7.2 (other than Section 7.2(e)) then JFGI, Merger Sub, the Company and the RSH Shareholder Representatives shall jointly instruct the Escrow Agent to deliver the Initial Deposit to JFGI. In the event the Closing occurs, then the Initial Deposit shall be retained by the Escrow Agent and shall become part of the Holdback Consideration, as set forth in Section 3.2 below.

3.2. **Payment of Merger Consideration**. At the Closing, JFGI or Merger Sub shall deposit or shall cause the Merger Consideration to be paid as follows: (a) to the RSH Shareholder Representatives for the accounts of the holders of Company Common Stock, an amount equal to the Closing Consideration and (b) to the Escrow Agent, an amount equal to the Holdback Consideration, including the amount of the Initial Deposit (the "**Escrow Fund**"). The portion of Closing Consideration and Holdback Consideration that is JFGI Common Stock, if any, will be issued with a restrictive legend as set forth in Section 3.6 hereof. Any right of a holder of Company Common Stock to receive a portion of the Escrow Fund shall be determined in accordance with the provisions of the Escrow Agreement.

3.3. **Exchange Procedures**. As of the date hereof, the holders of Company Common Stock and board of directors of the Company have approved the Merger on the terms and conditions provided herein, and the proper officers of the Company have executed and delivered a certificate of merger to the RSH Shareholder Representatives to be held in trust by the RSH Shareholder Representatives pending the Closing. At the Closing, the RSH Shareholder Representatives shall deliver the fully executed certificate of merger to JFGI for filing in consideration of JFGI's payment of the Merger Consideration in accordance herewith. No interest will be paid or will accrue for the benefit of holders of the Company Common Stock on the Merger Consideration payable in accordance herewith.

3.4. **Escrow Agent**. JFGI and the Company hereby jointly designate Old National Bank to act as escrow agent in the Merger (the "**Escrow Agent**") in connection with the Escrow Fund pursuant to an escrow agreement to be executed by and among the Company, JFGI and the Escrow Agent in substantially the form of **Exhibit C** hereto (the "**Escrow Agreement**").

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3.5. **No Further Ownership Rights in Common Stock**. From and after the Effective Time, all Company Common Stock existing prior to the Effective Time shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such Company Common Stock shall cease to have any rights with respect thereto, except the right to receive such person's pro rata portion of the Merger Consideration.

3.6. **Stock Transfer Books**. At the close of business, on the day prior to the date of the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of certificates shall cease to have any rights with respect to such shares of Company Common Stock formerly represented thereby, except for the right to receive the payments contemplated by Section 3.2 hereof.

3.7. **Legend**. The certificates evidencing the JFGI Common Stock delivered pursuant to this Article III shall bear a legend substantially in the form set forth below and containing such other information as JFGI may deem necessary or appropriate:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OF SUCH SECURITIES UNDER SUCH ACT AND SUCH LAWS OR PURSUANT TO AN AVAILABLE EXEMPTION THEREFROM IN THE OPINION OF COUNSEL FOR THE HOLDER ACCEPTABLE TO THIS CORPORATION."

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF
THE COMPANY

The Company represents and warrants to JFGI and Merger Sub as of the date of this Agreement and as of the Closing Date as follows:

4.1. **Organization, Standing and Power**.

(a) The Company. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Kentucky, has all requisite power and authority to own, lease and operate its properties and to carry on the business of the Company as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary. The copies of the Articles of Incorporation and By-laws of the Company, which were previously made available to JFGI, are true, complete and correct copies of such documents as in effect on the date of this Agreement.

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(b)   Subsidiaries. Section 4.1(b) of the Company Disclosure Schedule is a complete listing of the Company's Subsidiaries and their dates and states of incorporation. Each of the Company's Subsidiaries is a corporation duly incorporated or otherwise organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

4.2.   **Capital Structure**.

(a)   The authorized capital stock of the Company consists of 2,600 shares of Class A Common Stock, 2,000 shares of Class B Common Stock and 2,000 shares of Class A Preferred Stock, par value $2,500 per share (the "**Class A Preferred Stock**") and 2,000 shares of Class AA Preferred Stock, par value $2,500 per share (the "**Class AA Preferred Stock**", and together with the Class A Preferred Stock, the "**Preferred Shares**"). All of the outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. As of the date hereof, the outstanding capital stock of the Company is as follows:

(i)   444 shares of Class A Common Stock are issued and outstanding;

(ii)   209.5557 shares of Class B Common Stock are issued and outstanding; and

(iii)   No shares of Class A Preferred Stock and no shares of Class AA Preferred Stock are issued and outstanding and any Preferred Shares that have been issued by the Company have been redeemed or cancelled and all consideration therefor has been paid.

(b)   Section 4.2(b) of the Company Disclosure Schedule sets forth a true, complete and correct list of all of the holders of Company Common Stock and each of such shares owned of record and/or beneficially by such holders. No shares of Company Common Stock or Preferred Shares are held by the Company in its treasury. The Company has made available to JFGI true, correct and complete copies of all documents relating to the rights and terms of the Company Common Stock and the Preferred Shares, including the Articles of Incorporation and By-laws of the Company, all certificates of designations and/or rights agreements, the Voting Trust Agreement, the Voting Trust Certificates, the Standstill and Right of First Refusal Agreement and all other similar agreements, including all agreements set forth on Section 4.2(d) of the Company Disclosure Schedule.

(c)   Each of the outstanding shares of capital stock or other securities of each of the Company's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a Subsidiary of the Company, free and clear of any Lien (except as set forth on Section 4.2(c) of the Company Disclosure Schedule).

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(d)   Except as set forth in Section 4.2(d) of the Company Disclosure Schedule, there are no preemptive or other outstanding rights, options, warrants, conversion rights, phantom stock units or stock appreciation rights or similar rights, redemption rights, repurchase rights, standstill rights, rights of first refusal, agreements, arrangements, calls, commitments or rights of any kind that obligate the holders of any of the Company Common Stock, the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations (i) the terms of which provide the holders the right to vote with the stockholders of the Company on any matter or (ii) that are convertible into or exercisable for securities having the right to vote with the stockholders of the Company on any matter (any such bonds, debentures, notes or obligations, "**Voting Debt**"). All of the parties to the Standstill and Right of First Refusal Agreement have irrevocably waived all rights and remedies provided therein in connection with this Agreement, the Merger and the transactions contemplated hereby, and the Merger and each the transactions hereby can and shall occur without any holder of Company Common Stock having any rights or remedies of the nature described in this Section 4.2(d).

(e)   There are no registration rights to which the Company or any of its Subsidiaries is a party or by which it or they are bound with respect to any equity security of any class of the Company. Except as set forth in Section 4.2(d) of the Company Disclosure Schedule, neither the Company nor, to the Knowledge of the Company, any of its Affiliates or shareholders is a party to or is bound by any agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of the Company. Except as set forth in Section 4.2(d) of the Company Disclosure Schedule, there are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries or shareholders to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of the Company or any of its Subsidiaries. As used in this Agreement with respect to any party, the term "**Affiliate**" means any Person who is an "affiliate" of that party within the meaning of Rule 405 promulgated under the Securities Act.

4.3.   **Authority; No Violations; Consents and Approvals**.

(a)   The Company has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and each Related Agreement to which it is a party, the performance of its obligations hereunder and thereunder, and the consummation by the Company and each Subsidiary of the transactions contemplated hereby and thereby, subject to the conditions stated herein, have been duly and validly authorized by all necessary corporate action on the part of the Company and each Subsidiary and no other corporate proceedings on the part of the Company or any Subsidiary are necessary to authorize this Agreement or any Related Agreement to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each of the Related Agreements to which the Company is a party, when executed and

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delivered by the Company (and assuming the due authorization, execution and delivery by the other parties hereto and thereto), will be, duly and validly executed and delivered by the Company, and this Agreement constitutes, and each Related Agreement to which the Company is a party, when executed and delivered, will constitute, a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors rights generally, or by general equity principles.

(b)   Except as set forth in Section 4.3(b) of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement, the Related Agreements to which it is a party and each of the other instruments or documents required by this Agreement to be executed and delivered by the Company do not, and the performance of this Agreement, the Related Agreements to which it is a party and each of the other instruments or documents required by this Agreement to be executed and delivered by the Company, will not, (i) conflict with or violate the Certificate of Incorporation or by-laws or other equivalent organizational documents of the Company or any Subsidiary, (ii) conflict with or violate any Law, in each case, applicable to the Company or any Subsidiary, or by which its or any of their respective properties is bound or affected, or (iii) result in a breach or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's or any Subsidiary's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, Contract, Approval or other material instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or its or any of their respective properties is bound or affected.

(c)   Except as set forth in Section 4.3(c) of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement, the Related Agreements to which it is a party and any other instrument or document required by this Agreement to be executed and delivered by the Company do not, and the performance of this Agreement, the Related Documents to which it is a party and any other instrument or document required by this Agreement to be executed and delivered by the Company or any of its Subsidiaries shall not, require the Company or any subsidiary to (i) obtain any Approval of any Person or (ii) obtain any Approval of, observe any waiting period imposed by, make any filing with or notification to, consent, approval, order, permit or authorization of, or registration, declaration, notice or filing with, any federal, state, municipal or other governmental body, department, commission, board, bureau, agency, court or instrumentality thereof, domestic or foreign (a "**Governmental Authority**"), is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated hereby, except for those required under or in relation to the KBCA and the KLLCA with respect to the filing of the Articles of Merger.

4.4.   **Litigation**. Except as set forth in Section 4.4 of the Company Disclosure Schedule, there are no Proceedings or orders pending against or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before or by any Governmental Authority, and neither the Company nor any Subsidiary has received any claim,

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complaint, incident, report, threat or notice of any such Proceeding or order, and the Company is not subject to any order, writ, judgment, injunction, decree or award of any court or any Governmental Authority.

4.5.   **Reports and Financial Statements**.

(a)   Section 4.5(a) of the Company Disclosure Schedule contains true, correct and complete copies of the unaudited balance sheets of the Company for the annual periods ended as of December 31, 2005, and December 31, 2006, and the related statements of operations of the Company for the fiscal years then ended, including the footnotes thereto (together, the "**Annual Financial Statements**"). Section 4.5(a) of the Disclosure Schedule contains the unaudited balance sheet of the Company for the 9-month period ended as of September 30, 2007 (the "**Balance Sheet Date**") and the related reviewed statements of operations of the Company for the fiscal period then ended (the "**Interim Financial Statements**") and, together with the Annual Financial Statements, the "**Financial Statements**").

(b)   The Financial Statements have been prepared from the books and records of the Company, which are accurate and complete in all material respects, in accordance with GAAP applied on a consistent basis, and fairly present the financial condition of the Company as of the dates indicated and results of operations for the respective periods indicated, all in accordance with GAAP applied on a consistent basis, except with respect to the Interim Financial Statements, for normal year-end adjustments that are not expected, individually or in the aggregate, to be material in nature.

(c)   Section 4.5(c) of the Company Disclosure Schedule sets forth a true, correct and complete list of the accounts receivable of the Company by customer as of the Balance Sheet Date. At Closing, the Company shall deliver a true, correct and complete updated list of such accounts receivable as of the Closing Date. All of such accounts receivable are and will be valid and genuine, and have arisen and will arise solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the Ordinary Course of Business to Persons who are not Affiliates of the Company and are not subject to defenses, set-offs or counterclaims.

4.6.   **Board Approval**. The Board of Directors of the Company, by resolutions duly adopted at a meeting duly called and held (the "**Company Board Approval**"), has approved this Agreement and (i) determined that this Agreement and the Merger are advisable and fair to and in the best interests of the Company and the holders of Company Common Stock, (ii) approved the transactions contemplated by this Agreement, including the Merger, and (iii) recommended that the holders of the Company Common Stock adopt this Agreement and the Merger and the other transactions contemplated hereby and thereby. Except for the approval described in Section 4.7, no other corporate proceedings on the part of the Company are necessary to authorize the Merger.

4.7.   **Vote Required**. Each of the RSH Trustee, on behalf of all of the holders of Class A Common Stock, and each of the Holders of Class B Common Stock, has approved and adopted this Agreement and approved the Merger and the transactions contemplated hereby. No other vote of the holders of any class or series of capital stock of the Company is required to

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adopt this Agreement and approve the transactions contemplated hereby. The RSH Trustee is duly authorized and has all requisite power and authority to act on behalf of all of the holders of Class A Common Stock for all purposes contemplated by this Agreement, including the Merger.

4.8. **Absence of Certain Changes or Events**. Except as set forth in Section 4.8 of the Company Disclosure Schedule, since September 30, 2007, the business of the Company has been conducted only in, and the Company and its Subsidiaries have not engaged in any transaction other than according to, the ordinary and usual course and in a manner consistent with past practice for such businesses, and, since such date, there has not been (a) any change or any development, circumstance or occurrence or combination thereof which could have a Material Adverse Effect (including any adverse change with respect to any development, circumstance or occurrence existing on or prior to such date); (b) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance; or (c) any other action or event that would have required the consent of JFGI under Section 6.1 of this Agreement had such action or event occurred after the date of this Agreement.

4.9. **Absence of Undisclosed Liabilities**. Neither the Company nor any of its Subsidiaries has any liabilities (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due, including liability for taxes) ("**Liabilities**") and there are no facts that form the basis for any such Liabilities, except (a) Liabilities that are accrued or reserved against in the Financial Statements (or the notes thereto), (b) Liabilities which have arisen since September 30, 2007 that were incurred in the Ordinary Course of Business, none of which is a result of breach of contract, breach of warranty, tort, infringement or violation of law nor could result in a Material Adverse Effect on the Company, and (c) Liabilities otherwise expressly described in Section 4.9 of the Company Disclosure Schedule, which shall include a statement of the outstanding balance of the Commercial Note.

4.10. **Real Property; Assets**.

(a) Neither the Company nor its Subsidiaries has any Owned Real Property; and neither the Company nor any of its Subsidiaries is a party to any agreement or option to purchase any real property or interest therein.

(b) Section 4.10(b) of the Company Disclosure Schedule sets forth the address of each Leased Real Property, and a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property. The Company has delivered or made available to JFGI a true and complete copy of each such Lease document, and in the case of any oral Lease, a written summary of the material terms of such Lease. Except as set forth in Section 4.10(b) of the Company Disclosure Schedule, with respect to each of the Leases: (A) such Lease is legal, valid, binding, enforceable and in full force and effect, subject to proper authorization and execution of such Lease by the other party thereto and the application of any bankruptcy or other creditor's rights laws; and (B) neither the Company nor its Subsidiary is in breach or default under such Lease, and to the Knowledge of the Company, no event has occurred or circumstance exists

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which, with the delivery of notice, the passage of time or both, would constitute such a breach or default.

(c)   The Leased Real Property identified in the Company Disclosure Schedule comprises all of the real property used or intended to be used in, or otherwise related to, the operation of the business of the Company and its Subsidiaries.

(d)   Except as set forth in Section 4.10(d) of the Company Disclosure Schedule, to the Knowledge of the Company, (i) all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Leased Real Property (the "**Improvements**") are in good condition and repair and sufficient for the operation of the business of the Company and its Subsidiaries, (ii) there are no structural deficiencies or latent defects affecting any of the Improvements and (iii) there are no facts or conditions affecting any of the Improvements which would, individually or in the aggregate, interfere with the use or occupancy of the Improvements or any portion thereof in the operation of the business of the Company or its Subsidiaries.

(e)   Except as set forth on Section 4.10(e) of the Company Disclosure Schedule, the Company and its Subsidiaries have valid and legal title to or leasehold interest in, or rights to, the personal property and assets which are shown on the Balance Sheet or acquired thereafter, free and clear of all Liens. The assets and personal property owned or leased by the Company and its Subsidiaries constitute all of the material tangible assets and personal property necessary for the conduct of business of the Company and its Subsidiaries in the Ordinary Course of Business and as presently conducted.

4.11.   **Intellectual Property**.

(a)   Section 4.11(a) of the Company Disclosure Schedule sets forth all of the patents, patent applications, trademark registrations and applications, copyright registrations and applications, domain names, and computer software (other than commercially available, off-the-shelf software with a replacement cost and/or annual license fee of less than $5,000) that are owned or used by the Company or any of its Subsidiaries in the business of the Company and its Subsidiaries, as currently conducted.

(b)   Except as set forth in Section 4.11(b) of the Company Disclosure Schedule, (A) the Company and its Subsidiaries own, or have a valid and enforceable license to use, all the Intellectual Property that is utilized in or necessary for the business of the Company and its Subsidiaries, as currently conducted, free and clear of all Liens except Permitted Liens (together with the Intellectual Property owned by the Company and its Subsidiaries, collectively, the "**Company Intellectual Property**"); (B) to the Knowledge of the Company, there are no pending or, to the Knowledge of the Company, threatened Proceedings challenging the validity, or the Company's or any Subsidiary's ownership or use, as the case may be, of such rights; (C) to the Knowledge of the Company, the issuances, registrations and applications in Section 4.11(a) of the Company Disclosure Schedule are valid and subsisting and none are now being infringed, misappropriated or otherwise violated by others; (D) to the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries, as currently conducted, does not infringe, misappropriate or otherwise violate any Intellectual Property

12

owned by third parties and neither the Company nor any of its Subsidiaries has received notice of any of the foregoing (including any demands or offers to license any Intellectual Property from any other Person) and (E) to the Knowledge of the Company, no third party has infringed, misappropriated or otherwise violated any of the Company Intellectual Property. The Company and its Subsidiaries have taken all action necessary or commercially reasonable to maintain and protect the Company Intellectual Property. The transactions contemplated by this Agreement shall not impair the right, title or interest of the Company or its Subsidiaries in and to any Intellectual Property owned or used by the Company or any of its Subsidiaries and all such Intellectual Property shall be owned or available for use by the Company and its Subsidiaries immediately after the Closing on terms and conditions substantially the same as those under which the Company and its Subsidiaries owned or used such Intellectual Property immediately prior to the Closing.

4.12. **Contracts**. Section 4.12 of the Company Disclosure Schedule sets forth a complete and correct list as of the date of this Agreement of all of the Contracts to which the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries may be liable, including, without limitation, Contracts having the following descriptions (to be listed in subsections of Section 4.12 of the Company Disclosure Schedule):

(a) Contracts for the performance of services;

(b) Contracts relating to the borrowing or lending of money, or the granting of Liens by the Company or any of its Subsidiaries;

(c) Contracts for each parcel of real estate leased by the Company or any of its Subsidiaries, or in which the Company or any of its Subsidiaries has a leasehold or other interest;

(d) employment agreements (other than oral at-will arrangements) and any Contract with any director of the Company or any of its Subsidiaries;

(e) Contracts not made in the Ordinary Course of Business involving an estimated total future payment or payments in excess of $25,000, unless terminable upon 30 days' notice or less without payment or penalty;

(f) Contracts for the sale of any assets of the Company or any of its Subsidiaries (other than inventory sales in the Ordinary Course of Business), or the grant of any preferential rights to purchase or lease any assets of the Company or any of its Subsidiaries, having a value in excess of $25,000;

(g) guaranties, direct or indirect, by the Company or any of its Subsidiaries of any obligation of any Person for borrowings, lease obligations or otherwise, excluding endorsements made for collection in the Ordinary Course of Business;

(h) Contracts that provide, whether under a plan or otherwise, for bonuses, pensions, options, stock purchases, deferred compensation, retirement payments, profit sharing, or the like;

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(i)   Contracts that provide for the purchase of all or substantially all of the requirements of the Company or any of its Subsidiaries of a particular product from a particular supplier;

(j)   franchise agreements, whether as franchisee or franchisor;

(k)   any licenses and other rights granted to any third party with respect to any Intellectual Property and all licenses and other rights granted by any third party to the Company or any of its Subsidiaries with respect to any Intellectual Property, in each case identifying the subject Intellectual Property;

(l)   agreements concerning confidentiality or non-competition, including any Contract that, after the Closing, will restrict the conduct of any line of business by the Company or any of its Subsidiaries or upon consummation of the transactions contemplated hereby will restrict the ability of the Company or any of its Subsidiaries from engaging in any line of business in which they may lawfully engage;

(m)   agreements which provide for future payments that are conditioned on, or result from, in whole or in part, a change in control of the Company;

(n)   purchase orders which cannot be terminated by the Company or any of its Subsidiaries (without penalty) for a period of six months or greater;

(o)   any Contract which includes or constitutes a power of attorney;

(p)   any partnership, joint venture or other similar Contract;

(q)   agreements to acquire all or substantially all of the assets or stock of another company, whether by merger, consolidation, sale or other transfer;

(r)   Contracts that are otherwise material to the business of the Company or any Subsidiary; and

(s)   any Contract (other than Benefit Plans) not otherwise disclosed pursuant to this Section 4.12 calling for annual payments aggregating more than $10,000, whether payable by or to the Company or any of its Subsidiaries.

All of the foregoing are collectively referred to in this Agreement as the "**Material Contracts**"

Each Material Contract is valid, legal, binding and enforceable against the Company and its Subsidiary that is a party thereto in accordance with its terms. There does not exist under any Material Contract any default or, to the Knowledge of the Company, any condition or event that, after notice or lapse of time or both, would constitute a default on the part of the Company or its Subsidiary or, to the Knowledge of the Company, on the part of any other parties to such Material Contracts. The Company has made available to JFGI a correct and complete copy of each Material Contract.

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4.13. **Taxes**. Except as set forth in Section 4.13 of the Company Disclosure Schedule, (i) the Company and each of its Subsidiaries, and any consolidated, combined, unitary or aggregate group for tax purposes of which the Company or any of its Subsidiaries is or has been a member has filed all material Tax Returns (as defined below) required to be filed by it in the manner provided by law (taking into account all applicable extensions); (ii) all Taxes (as defined below) (whether or not shown thereon to be due and payable) have been paid in full or have been adequately provided for in the reserve for taxes (excluding any reserves for deferred taxes) shown on the face of the Balance Sheet (rather than in any notes thereto); (iii) neither the Company nor any of its Subsidiaries is currently the subject of any audit or examination with respect to Taxes; (iv) neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes; (v) neither the Company nor any of its Subsidiaries is a party to or bound by any agreement for the allocation or sharing of Taxes; (vi) neither the Company nor any of its Subsidiaries has any Liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury regulation section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise; (vii) neither the Company nor any of its Subsidiaries is party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning Section 280G of the Code; (viii) neither the Company nor any of its Subsidiaries has made or changed any material election with respect to Taxes that would have an adverse impact on the liability for Taxes of the Company or its Subsidiaries or any of their successors after the Closing; and (ix) neither the Company nor any of its Subsidiaries has entered into a "reportable transaction" within the meaning of Sections 6011 and 6012 of the Code.

4.14. **Benefit Plans**. Except as set forth in Section 4.14 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries maintains or contributes to or has any liability with respect to any Benefit Plan; the Benefit Plans are in compliance in all material respects with their terms and with all applicable requirements of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), the Code and other applicable laws. There are no pending or, to the Knowledge of the Company, threatened claims, inquiries, audits or investigations and no pending or, to the Knowledge of the Company, threatened litigation with respect to any Benefit Plan, other than ordinary and usual claims for benefits by participants and beneficiaries thereof. Each of the Benefit Plans that is intended to be qualified under Section 401(a) of the Code has received a favorable GUST determination letter, or its prototype sponsor has received a favorable notification letter on which it can rely, from the Internal Revenue Service (the "**IRS**"), and each trust created thereunder has heretofore been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code, and nothing has occurred since the date of any such determination or notification that could reasonably be expected to give the IRS grounds to revoke such determination or notification. To the Knowledge of the Company, there have been no prohibited transactions or breaches of any of the duties imposed on "fiduciaries" (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Benefit Plans to which Part 4 of Title I of ERISA applies that could result in any material liability or excise tax under ERISA or the Code being imposed on the Company or any of its Subsidiaries. No Benefit Plan subject to title IV of ERISA (each, a "**Pension Plan**") has incurred any "accumulated funding deficiency" as such term is defined in Section 302 of ERISA or Section 412 of the Code, whether or not waived. No liability to the Pension Benefit Guaranty Corporation (the "**PBGC**") (except for payment of premiums) has been incurred by the

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Company or any of its Subsidiaries with respect to any Pension Plan, no reportable event within the meaning of Section 4043 of ERISA has occurred with respect to any Pension Plan, and the PBGC has not threatened the termination of any Pension Plan. With respect to the Benefit Plans, all required payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing Date shall have been made or properly accrued on the Financial Statements. None of the Benefit Plans has any unfunded liabilities which are not fully accrued on the Financial Statements. As of the Closing Date, the fair market value of the assets of the Pension Plans shall equal or exceed the present value of all vested and nonvested liabilities thereunder determined in accordance with PBGC methods, factors and assumptions applicable to a defined benefit pension plan terminating on such date.

4.15. **Labor Matters**. There are no material controversies, charges of unlawful harassment or discrimination, or complaints or allegations of unlawful harassment or discrimination pending or, to the Knowledge of the Company, threatened between the Company or any of its Subsidiaries and any of its employees. Except as set forth in Section 4.15 of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any of its Subsidiaries. There are no material unfair labor practice charges or complaints, labor grievances, or arbitration proceedings pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. There is no strike, slowdown, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, and no such event has occurred during the three years immediately preceding the date of this Agreement. With respect to the transactions contemplated hereby, any notice required under any law or collective bargaining agreement has been given, and all bargaining obligations with any employee representative have been, or prior to the Closing will be, satisfied. Within the past three years, none of the Company or any of its Subsidiaries has implemented any plant closing or layoff of employees in non-compliance with the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local law, regulation or ordinance (collectively, the "**WARN Act**").

4.16. **Compliance; Permits**.

(a) Except as reflected in Section 4.16(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries has, in all material respects, complied and is, in all material respects, now in compliance with all Laws applicable to the business, assets and property of the Company and its Subsidiaries, and, to the Knowledge of the Company, there is no pending investigation or disciplinary proceeding initiated by a Governmental Authority against the Company or any of its Subsidiaries. Further, to the Knowledge of the Company, no reasonable basis or bases exist for any threatened investigation or disciplinary proceeding against the Company or any of its Subsidiaries that could lead to an order or action (i) revoking or suspending any Permits to conduct business; or (ii) suspending, restricting, or disqualifying the continued performance of the Company's business.

(b) Section 4.16(b) of the Company Disclosure Schedule sets forth all Licenses and Permits held by the Company and its Subsidiaries in relation to the businesses of each. The Company, each of its Subsidiaries, and their respective directors, officers, managers

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or employees (collectively, the "**Company Parties**") (i) have obtained all necessary Licenses and Permits to conduct business and to own, operate or maintain assets and property related to such business; (ii) to the extent required to be made prior to the Closing, will have made all necessary filings under applicable Law of material reports, notices, registrations and statements (including any amendments or supplements thereto) with every applicable Governmental Authority prior to Closing for purposes of ensuring the continuation of all Licenses and Permits to conduct business as it is currently being conducted and for purposes of owning, operating and maintaining assets and property of the Company and its Subsidiaries.

(c)   None of the Company Parties currently is subject to any restriction, disqualification, or order issued by a Governmental Authority, nor to the Company's Knowledge, as of the date hereof, do any reasonable grounds currently exist for the potential issuance of such a restriction, disqualification, or order.

(d)   Except as set forth in Section 4.16(d) of the Company Disclosure Schedule, since January 1, 2006, none of the Company Parties has received any written notice or communication from a Governmental Authority (i) asserting that a Company Party is not in compliance with any Law applicable to the business, assets, and property of the Company and its Subsidiaries; (ii) threatening to revoke any Permit of a Company Party, or otherwise to restrict the operations or activities (to the extent related to the business of the Company and its Subsidiaries) of any Company Party; and (iii) requiring any Company Party to enter into a cease and desist order, agreement, or memorandum of understanding pertaining to the business, assets, and property of the Company and its Subsidiaries.

(e)   Except as set forth in Section 4.16(e) of the Company Disclosure Schedule, since January 1, 2006, no Company Party has been the subject of a written customer complaint alleging a claim or loss exceeding, individually, $10,000.

(f)   Except as set forth in Section 4.16(f) of the Company Disclosure Schedule, since January 1, 2006, none of the Company or any of its Subsidiaries has received any written notification or any other communication from any Governmental Authority (i) asserting that the Company or any Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization of the Company or any Subsidiary; (iii) requiring or threatening to require the Company or any Subsidiary, or indicating that the Company or any Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of insurance; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, the operations of the Company or any Subsidiary (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a "**Regulatory Agreement**"). Neither the Company nor any Subsidiary has consented to or entered into any Regulatory Agreement.

4.17.   **Environmental Matters**.   Except as set forth in Section 4.17 of the Company Disclosure Schedule (i) each of the Company and its Subsidiaries has, in all material respects, complied and is, in all material respects, now in compliance with all applicable federal,

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state and local laws, statutes, regulations and ordinances governing or relating to pollution or the management, handling, disposal or release of Hazardous Substances, as that term is defined herein, or the protection of human health or the environment ("**Environmental Laws**"), (ii) none of the Company or any of its Subsidiaries has received any written notice, request for information, order, complaint, notice of potential responsibility, penalty (each, an "**Environmental Notice**") or claim from any Governmental Authority or third party alleging that the Company or any of its Subsidiaries is not in compliance with any Environmental Law or alleging that the Company is responsible or liable under Environmental Laws or under common law (with respect to environmental matters), nor to the Knowledge of the Company, is any such Environmental Notice or claim threatened, and (iii) the Company and each of its Subsidiaries has obtained and is in compliance with all Permits necessary for their operations to comply with all Environmental Laws, and all such Permits are in good standing.

4.18. **Financial Advisors**. Except as set forth in Section 4.18 of the Company Disclosure Schedule, no agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee payable by the Company or the Surviving Entity in connection with any of the transactions contemplated by this Agreement. Upon the Closing, the fees of the financial advisors to the Company, if any, shall be borne by the holders immediately prior to Closing of the Common Stock and neither the Company nor the Surviving Entity shall have any liability therefor.

4.19. **Insurance**. Set forth in Section 4.19 of the Company Disclosure Schedule is a list of all policies of insurance held by, or maintained on behalf of, the Company or the Subsidiaries as of the date hereof in effect for policy periods beginning on or after January 1, 2004, indicating for each policy the carrier, the insured, the type of insurance, the amounts of coverage and the expiration date. The scope and amount of such policies are, and have been, customary and reasonable for the business of the Company and its Subsidiaries, and are adequate in coverage and amount to insure against risks to which the Company, its Subsidiaries and their employees, business, properties and other assets may be exposed. Except as set forth in Section 4.19 of the Company Disclosure Schedule, all such policies are in full force and effect, all premiums due and payable thereon have been paid in full and the Company and the Subsidiaries have not received any written notice of cancellation, amendment or dispute as to coverage with respect to any such policies. None of the Company or its Subsidiaries are in default under any such policy and none of the Company or its Subsidiaries have been denied insurance coverage.

4.20. **Books and Records**. The books, records and accounts of the Company and its Subsidiaries are true, accurate and complete in all material respects and reflect actual, bona fide transactions. The Company has made available to JFGI true, accurate and complete copies of all internal and external audit control recommendations and exception items contained in written reports made within the twelve months prior to the date hereof relating to the Company and the responses of the Company thereto. The Company has, to the extent and at or before the times set forth in such responses, materially complied with or substantially addressed such recommendations and exception and deficiency items.

4.21. **Affiliate Transactions**. Except as set forth in Section 4.21 of the Company Disclosure Schedule, no employee, officer, director, shareholder or Affiliate of the Company or its Subsidiaries, no Affiliate or individual related by blood, marriage or adoption to

18

any such Person, and no entity in which any such Person owns any beneficial interest, is a party to any agreement, contract, commitment or transaction with the Company or its Subsidiaries or has any interest in any property used by the Company or its Subsidiaries (collectively, the "**Company Affiliate Transactions**").

4.22. **Relationship with Customers and Suppliers**. Section 4.22 of the Company Disclosure Schedule sets forth (i) a list of all customers of the Company, and (ii) a summary of revenues (listed by customer) of the Company for the one-year period ended December 31, 2007. Such summary of revenues fairly presents the revenues of the Company in accordance with GAAP applied on a consistent basis. None of the Company or any of Subsidiaries has received any written or oral communication and, to the Knowledge of the Company, there is no fact, event or action which exists or has occurred within twelve months prior to the date of this Agreement, which would lead the Company or any of its Subsidiaries to reasonably believe that any current customer of or any current supplier to the Company or any of its Subsidiaries will terminate or materially modify its business relationship with the Company or any of its Subsidiaries.

4.23. **Absence of Certain Practices**. None of the Company or any of its Subsidiaries or any of its directors, officers, agents, employees or any other Person acting on its behalf has given or agreed to give any gift or similar benefit of more than nominal value to any customer, supplier or governmental employee or official or any other Person who is or may be in a position to help or hinder the Company or any of its Subsidiaries in connection with any proposed transaction involving the Company or any of its Subsidiaries. None of the Company or any of its Subsidiaries or any of its directors, officers, agents, employees or any other Person acting on its behalf has (i) used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to, or on behalf of, government officials or others; (ii) accepted or received any unlawful contributions, payments, gifts or expenditures or (iii) had any transaction or payment which was not recorded in its accounting books and records or disclosed on its financial statements.

4.24. **Employee Stock Bonus.** Prior to the date of this Agreement, the Company has issued shares of Class B Common Stock in the amounts and to the Company employees listed in Section 4.24 of the Company Disclosure Schedule.

4.25. **Disclosure**. None of the representations or warranties of the Company contained in this Article IV and none of the information contained in the schedules referred to in this Article IV is false or misleading or omits to state a fact herein or therein necessary to make the statements herein or therein not misleading.

4.26. **Bank Accounts, Signing, Authority, Powers of Attorney**. Except as set forth in Section 4.26 of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries has an account or safe deposit box in any bank and no Person has any power, whether singly or jointly, to sign any checks on behalf of the Company or any Subsidiary, to withdraw any money or other property from any bank, brokerage, or other account of the Company or any Subsidiary, or to act under any agency or power of attorney granted by the Company or any Subsidiary at any time for any purpose. Section 4.26 of the Company

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Disclosure Schedule also sets forth the names of all Persons authorized to borrow money or sign notes on behalf of the Company or any Subsidiary.

4.27. **Business Combination Statutes; Rights Plan**. The Board of Directors of the Company has taken all actions so that any restrictions contained in statutes applicable to a business combination will not apply to JFGI or Merger Sub during the pendency of this Agreement, including the execution, delivery or performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, including any "fair price", "moratorium", "freeze out", "interested shareholder", "business combination" or other similar anti-takeover statute or regulation of the state of Kentucky or any other jurisdiction. Neither the Company nor any of its Subsidiaries has a shareholder rights plan or similar plan providing for issuance or exercise of rights or equity or debt interests in the Company or any Subsidiary, or sale of any equity or debt interests in the Company or any Subsidiary, upon any acquisition of the capital stock of the Company or the beneficial acquisition of the capital stock of any Subsidiary.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF
JFGI AND MERGER SUB

Each of JFGI and Merger Sub represents and warrants, jointly and severally, to the Company as follows:

5.1. **Organization, Standing and Power**. JFGI is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Kentucky. Each of JFGI and Merger Sub has all requisite power and authority to own, lease and operate its properties and to carry on its business.

5.2. **Merger Sub**. Merger Sub is a direct wholly-owned subsidiary of JFGI and was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for liabilities incurred by Merger Sub in connection with its organization and the transactions contemplated by this Agreement and except for this Agreement, Merger Sub has not incurred, directly or indirectly, through any of its Affiliates, any liability or engaged in any business activities of any type or kind whatsoever or entered into any agreement or arrangements with any person. Merger Sub has no Subsidiaries. The copies of the Articles of Organization and Limited Liability Company Operating Agreement of Merger Sub, which were previously made available to the Company, are true, complete and correct copies of such documents as in effect on the date of this Agreement. JFGI and Merger Sub have provided to the Company a true and correct list of directors and officers of Merger Sub on the date of this Agreement.

5.3. **Authority; No Violations**.

(a) Each of JFGI and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to

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consummate the transactions contemplated hereby. The execution and delivery by JFGI and Merger Sub of this Agreement and each Related Agreement to which it is a party, the performance of each of their obligations hereunder and thereunder, and the consummation by JFGI and Merger Sub of the transactions contemplated hereby and thereby, subject to the conditions stated herein, have been duly and validly authorized by all necessary corporate action on the part of JFGI and Merger Sub and no other corporate proceedings on the part of JFGI or Merger Sub are necessary to authorize this Agreement or any Related Agreement to which it is a party. This Agreement has been, and each of the Related Agreements to which JFGI or Merger Sub is a party, when executed and delivered by JFGI or Merger Sub (and assuming the due authorization, execution and delivery by the other parties hereto and thereto), will be, duly and validly executed and delivered by JFGI and Merger Sub, and this Agreement constitutes, and each Related Agreement to which the Company is a party, when executed and delivered, will constitute, a legal, valid and binding agreement of JFGI and Merger Sub, enforceable against them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors rights generally, or by general equity principles.

(b) The execution and delivery by each of JFGI and Merger Sub of this Agreement, the Related Agreements to which it is a party and each of the other instruments or documents required by this Agreement to be executed and delivered by JFGI or Merger Sub do not, and the consummation by JFGI and Merger Sub of the Merger and the other transactions contemplated hereby will not (i) conflict with or violate any provision of the certificate of incorporation or bylaws of (or similar organizational and governing documents) of JFGI or Merger Sub, (ii) conflict with or violate any Law, in each case, applicable to JFGI or Merger Sub, or by which its or any of their respective properties is bound or affected or (iii) subject to obtaining or making the consents, approvals, orders, permits, authorizations, registrations, declarations, notices and filings referred to in Section 5.3(c) below, result in a breach or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair JFGI's or Merger Sub's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of JFGI or Merger Sub pursuant to, any note, bond, mortgage, indenture, Contract, Approval or other material instrument or obligation to which JFGI or Merger Sub is a party or by which JFGI or Merger Sub or any of their respective properties is bound or affected.

(c) No material consent, approval, order, permit or authorization of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to JFGI or any Subsidiary of JFGI in connection with the execution and delivery of this Agreement by JFGI or Merger Sub or the consummation by JFGI and Merger Sub of the Merger and the other transactions contemplated hereby, except for those required under or in relation to (i) the Qualified Financing and (ii) the KBCA and the KLLCA with respect to the filing of the Articles of Merger.

5.4. **Legal Proceedings**. There are no Proceedings or orders pending, or to Knowledge of JFGI, threatened against or affecting JFGI or any of its Subsidiaries, before or by any Governmental Authority, and neither JFGI nor any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree of any court or any Governmental Authority rendered

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specifically against JFGI or any of its Subsidiaries, which, would or seeks to, enjoin, rescind or materially delay the transactions contemplated by this Agreement or otherwise hinder JFGI from timely complying with the terms and provisions of this Agreement.

5.5. **Board Approvals**.

(a)   The Board of Directors of JFGI, by resolutions duly adopted at a meeting duly called and held (or by a written consent in lien thereof), and JFGI by action of written consent of Merger Sub as its sole stockholder, has approved the transactions contemplated by this Agreement, including the Merger. No other corporate proceedings on the part of JFGI are necessary to authorize the transaction contemplated by this Agreement.

(b)   The Board of Directors of Merger Sub has duly (A) determined that this Agreement and the Merger are recommended, advisable and in the best interests of Merger Sub and (B) approved this Agreement and the Merger. No other corporate proceedings on the part of Merger Sub are necessary to authorize the transactions contemplated by this Agreement other than as described in Section 5.5(a).

5.6.   **Vote Required**. JFGI, as the sole holder of membership interests of Merger Sub, has approved and adopted this Agreement. No other vote of the holders of any class or series of capital stock of JFGI or membership interests of Merger Sub is required to adopt this Agreement and approve the transactions contemplated hereby.

5.7.   **Financial Advisors**. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of JFGI, other than any agent, broker, investment banker, financial advisor, or other firm or Person the fees and expenses of which shall be paid by JFGI or the Surviving Entity.

5.8.   **Securities Filings**. JFGI has filed all required reports, schedules, forms, statements and other documents that it has been required to file under the Securities Exchange Act of 1934 (the "**Exchange Act**") and the Securities Act (the "**SEC Documents**"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the Securities and Exchange Commission ("**SEC**") promulgated thereunder applicable to such SEC Documents. As of the date thereof, no such document contained an untrue statement of material fact or omitted to state any material fact necessary to make the statements therein, in light of the circumstances in which made, not misleading.

5.9.   **Capitalization**. The authorized capital stock of JFGI is as set forth in the Certificate of Incorporation of JFGI. As of the date hereof and except as disclosed in the SEC Documents or as may be agreed to in connection with a Qualified Financing, there are no (i) subscriptions, options, warrants, rights, commitments of any kind to acquire or otherwise to receive or be issued equity securities of JFGI or Merger Sub or agreements therefor; (ii) securities or obligations of any kind convertible or exchangeable into equity securities of JFGI or Merger Sub or any commitments relating to or entitling any person to purchase or otherwise

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acquire any such obligations or securities; or (iii) agreements, contracts, commitments or arrangements of any kind relating to the issuance, sale or transfer of the equity securities of JFGI or Merger Sub. The rights and privileges of each class of JFGI's or Merger Sub's equity securities are set forth in their respective organizational and governing documents, copies of which have been made available to the Company. All of the issued and outstanding equity securities of JFGI and Merger Sub have been duly authorized and validly issued and the outstanding equity securities of JFGI are fully paid and nonassessable. The shares of JFGI Common Stock that are part of the Merger Consideration will be, when issued on the terms and conditions of this Agreement, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of JFGI's Certificate of Incorporation or Bylaws or any agreement to which JFGI is a party or is otherwise bound.

ARTICLE VI

COVENANTS

6.1. **Covenants of the Company**. During the period from the date of this Agreement and continuing until the Effective Time, the Company agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement, or to the extent that JFGI shall otherwise consent in writing), (1) the Company shall, and shall cause its Subsidiaries to, conduct their respective businesses in the Ordinary Course of Business and, to the extent consistent therewith, preserve each of their business organization intact and maintain each of their existing relations and goodwill with their customers, suppliers, distributors, strategic partners, creditors, lessors, employees and business associates, and (2) neither the Company nor any of its Subsidiaries shall do any of the following:

(a) (i) issue, sell, pledge, dispose of or encumber (A) any shares of its capital stock of any class, rights or any Voting Debt, except as set forth in Section 4.24, or (B) securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class, rights to purchase its capital stock, any Voting Debt or any other property or assets or (C) any capital stock owned by it in any Subsidiaries; (ii) other than in the case of wholly-owned subsidiaries, split, combine or reclassify its outstanding shares of capital stock; (iii) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock, other than dividends from direct or indirect wholly-owned Subsidiaries; or (iv) purchase, redeem or otherwise acquire, or permit any Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

(b) (i) acquire any assets for a value in excess of $10,000; (ii) dispose of any assets with a value in excess of $10,000; or (iii) incur any indebtedness for borrowed money or issue any debt securities or assume or guarantee the obligations of any other Person in excess of $10,000 or make any loans or advances in excess of $10,000, except for indebtedness for money borrowed, guarantees, loans and advances in the Ordinary Course of Business under the Commercial Note;

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(c)   amend, modify or waive any provision of its Articles of Incorporation or By-Laws;

(d)   except as required to comply with applicable Law or otherwise as contemplated by this Agreement, (i) without the prior written consent of JFGI, take any action with respect to, adopt, enter into, terminate or amend any change in control, retirement, retention, welfare, incentive or similar agreement, arrangement or benefit plan (excluding any employment or severance arrangements) for the benefit or welfare of any current or former director, officer, employee or consultant or any collective bargaining agreement, (ii) take any action with respect to, adopt, enter into, terminate or amend any employment or severance agreement or arrangement for the benefit or welfare of any current or former director, officer, employee or consultant, except actions in the Ordinary Course of Business with respect to individual employment or severance agreements for employees below the level of Vice President, (iii) increase in any respect the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant, except increases in the Ordinary Course of Business given to employees below the level of Vice President on an individual basis, (iv) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding options or restricted stock awards, (v) pay any benefit not provided for as of the date of this Agreement under any Company Benefit Plan, (vi) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or, except as otherwise provided herein, the removal of existing restrictions in any benefit plans or agreements or awards made thereunder, or (vii) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan;

(e)   fail to maintain the Leased Real Property, including all of the Improvements, in substantially the same condition as of the date of this Agreement, ordinary wear and tear excepted, and shall not demolish or remove any of the existing Improvements, or erect new improvements on the Leased Real Property or any portion thereof;

(f)   amend, modify, extend, renew or terminate any Lease, and shall not enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property;

(g)   enter into, modify, terminate (except in accordance with its terms) or renew (except in accordance with its terms) any Material Contract, except in the Ordinary Course of Business;

(h)   permit any material amount of assets to become subject to any Lien, except for Permitted Liens;

(i)   enter into any Affiliate Transactions (except for those disclosed in Section 4.18 and 4.21 of the Company Disclosure Schedule);

(j)   sell, assign, transfer, license or otherwise dispose of any Company Intellectual Property, or take any action, or fail to take any action, that could reasonably be

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expected to result in the loss, lapse, abandonment, invalidity or unenforceability of any such Intellectual Property;

(k) make any changes in the cash management practices of the Company or its Subsidiaries;

(l) make or change any (i) Tax election or (ii) Tax accounting method, if such action or change would have the effect of increasing the Tax liability of the Company and its Subsidiaries for any period ending after the Closing Date or decreasing any Tax attribute of the Company or any of its Subsidiaries existing after the Closing Date;

(m) make any changes in accounting methods, other than as required by GAAP or as a result of a change in law;

(n) take any action or omit to take any action that could result in any of the conditions to the Merger set forth in Article VII not being satisfied; or

(o) commit to any of the foregoing.

Nothing contained in this Agreement shall be deemed to give JFGI, directly or indirectly, the right to control or direct the Company's operations prior to the Effective Time. Nothing contained in this Agreement shall be deemed to give the Company, directly or indirectly, the right to control or direct JFGI's operations prior to the Effective Time. Prior to the Effective Time, each of the Company and JFGI shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

6.2. **Access; Information and Records**. During the period commencing on the date hereof and ending on the Closing Date, the Company shall, upon reasonable request and notice of JFGI, afford, and shall cause its officers, directors, employees, attorneys and other advisors to afford, to JFGI, its counsel, accountants, lenders and other authorized representatives access during normal business hours to its properties, accountants, counsel or other representation, personnel, management, customers, suppliers, and Books and Records.

6.3. **Reasonable Best Efforts**.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using its reasonable best efforts (i) to obtain any other consents or approvals as are necessary in connection with such party's consummation of the transactions contemplated hereby, (ii) to effect all registrations and filings as are necessary or desirable in connection with such party's consummation of the transactions contemplated hereby, including the Qualified Financing, (iii) to defend any Proceedings challenging this Agreement or the consummation of the transactions contemplated hereby, and (iv) to furnish to each other such information and assistance and to consult with each other with respect to the terms of any registration, filing, application or undertaking as may be reasonably requested in connection with the foregoing.

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(b)   Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.3 shall limit a party's right to terminate this Agreement pursuant to Section 8.1(b) or 8.1(c) so long as such party has up to then complied in all respects with its obligations under this Section 6.3.

6.4.   **Exclusivity**. Until the Closing or the Termination of this Agreement, except as mutually agreed in writing by the parties, neither the Company nor any of its directors, officers, managers, employees, Affiliates, representatives or agents shall, directly or indirectly, (i) solicit, encourage, initiate or induce the making of any inquiries or proposals for the acquisition of the business of the Company or any of its Subsidiaries, whether pursuant to the purchase of the Company's assets or capital stock or a merger or similar transactions, or (ii) furnish information to, or engage in negotiations relating to the foregoing or otherwise cooperate in any way with, or accept any proposal relating to the foregoing from, any Person or group other than JFGI or Merger Sub.

6.5.   **Fees and Expenses**. Whether or not the Merger is consummated, except as otherwise provided herein, all Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses.   As used in this Agreement, "**Expenses**" includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation of any filing required by governmental entities and all matters related to the transactions contemplated hereby

6.6.   **Public Filings; Public Announcements**.

(a)   The Company and its Subsidiaries shall fully cooperate with JFGI in the filing with the SEC of any necessary disclosure or other documentation in connection with the Qualified Financing, including the supplying of information for disclosure required or advisable in connection therewith. The information to be supplied by or on behalf of the Company for inclusion in any such documentation will not as of its issue date contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time, any event occurs, or any information relating to the Company, JFGI, Merger Sub or any of their respective Affiliates, officers or directors should be discovered by the Company, JFGI or Merger Sub, which is required to be set forth in an amendment or supplement to the documentation relating to the Qualified Financing, including any filing with any Governmental Authority, so that such documentation or filing shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties, and cooperate in filing with the Governmental Authority or its staff, and/or mailing to stockholders of the Company, such amendment or supplement as may be necessary. Prior to first including any information supplied by the Company in disclosure for the Qualified Financing, JFGI shall provide the Company with reasonable opportunity to review and comment on the disclosure relating to the information

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provided by the Company in advance of the issuance or filing of that version or amendment (and the Company shall use best efforts to provide comments, if any, as promptly as practicable) and JFGI shall include such comments to the extent it deems advisable. Notwithstanding the foregoing, the Company shall not be liable for any disclosure or lack of disclosure in the disclosure or documentation in respect to the Qualified Financing, if the Company has notified JFGI in writing, at a time reasonably in advance of the road show in connection with the Qualified Financing, identifying with reasonable specificity the objectionable disclosure and the grounds for such objection.

(b)   The Company and JFGI agree not to issue or cause the issuance of, and each will prevent its employees or agents or affiliates from issuing or causing the issuance of, any press release or other information in the nature of a press release or other public dissemination of information relating to this Agreement or the Qualified Financing contemplated hereby except: (a) as may reasonably be deemed, upon the advice of such party's counsel, to be required by law; (b) as required by JFGI or deemed advisable by JFGI in connection with the Qualified Financing; or (c) upon prior consultation as to the exact text of such press release with the other party hereto and its counsel in this matter.

6.7.   **Notices of Certain Events**. The Company shall promptly notify JFGI of:

(a)   any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)   any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)   any Proceeding commenced or, to the Company's Knowledge, threatened against, relating to or involving or otherwise affecting the Company which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.4 or which relates to the consummation of the transactions contemplated by this Agreement; and

(d)   any change or event (i) having or which would reasonably be expected to have a Material Adverse Effect on the Company, or (ii) impairing the ability of the Company to consummate the transactions contemplated hereby.

6.8.   **Commercial Note**. Concurrently with the Closing, JFGI shall repay and satisfy any and all amounts outstanding under the Commercial Note.

ARTICLE VII

CONDITIONS PRECEDENT

7.1.   **Each Party's Obligations Conditioned on Legality**. The obligations of the Company, JFGI and Merger Sub to effect the Merger are conditioned on the satisfaction or waiver on or prior to the Closing Date of the following condition: No federal, state, local or foreign law, statute, regulation, code, ordinance or decree shall have been adopted or

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promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Authority of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

      7.2.   **Additional Conditions to Obligations of JFGI and Merger Sub**. The obligations of JFGI and Merger Sub to effect the Merger are subject to the satisfaction of, or waiver by JFGI, on or prior to the Closing Date of the following additional conditions:

      (a)   <u>Representations and Warranties</u>. Each of the representations and warranties set forth in Article IV that is qualified by "materiality," "Company Material Adverse Effect" or a similar qualifier shall be true and correct in all respects, and each of such representations and warranties that is not so qualified shall be true and correct in all material respects, in each case, on the date of this Agreement and on and as of the Closing Date as though made on such dates (except for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date).

      (b)   <u>Performance of Obligations of the Company</u>. The Company shall have performed or complied in all material respects with each obligation agreement and covenant required to be performed by it under this Agreement at or prior to the Closing Date.

      (c)   <u>Consents and Approvals</u>. The Company shall have made all filings, shall have given all notices and shall have obtained all permits, authorizations, consents and approvals required to be obtained by the Company in order to consummate the transactions contemplated by this Agreement (the "**Consents**").

      (d)   <u>Material Adverse Effect</u>. There shall have not occurred any fact, event or circumstance which has had or could reasonably be expected to have a Material Adverse Effect.

      (e)   <u>Financing</u>. JFGI shall have consummated a Qualified Financing.

      (f)   <u>Due Diligence</u>. The satisfactory completion (as determined in JFGI's sole discretion) of JFGI's confirmatory due diligence investigation of the Company and its Subsidiaries, which due diligence shall include validation of the Financial Statements, confirmation of the Liabilities and confirmation of the Company's Contracts.

      (g)   <u>Employment Agreements</u>. JFGI and each of the Covered Employees shall each have entered into an employment agreement which shall be effective as of the Closing and any other agreements between the Company and William S. Patterson, including without limitation, that certain Employment Agreement, dated as of September 23, 1987, and that certain Commission Agreement dated __/__/19__, each between William S. Patterson and the Company, shall have been terminated and the Company and JFGI shall have been released from any liability, including past obligations, thereunder. Any obligations of the Company under the foregoing Commission Agreement or the profit sharing provisions of the foregoing Employment Agreement shall be assumed by and discharged, at or prior to the Closing, by the Holders of the Class A Common Stock.

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(h)   FIRPTA Certificate. The Company shall have delivered to JFGI an affidavit dated as of the Closing Date, signed under penalties of perjury in form and substance as required by Treasury regulation section 1.897-2(h), stating that the Company is not and has not been a United States real property holding corporation.

(i)   Change in Condition of Real Property. No damage or destruction or other change has occurred with respect to any of the Leased Real Property or any portion thereof that, individually or in the aggregate, could have a Material Adverse Effect on the use or occupancy of such real property or the operation of the business of the Company.

(j)   Payoff Letter. The Company shall have delivered a payoff letter with respect to the Commercial Note indicating the amount of principal outstanding and the amount of interest due as of the Closing Date and which is otherwise in form and substance reasonably acceptable to JFGI.

(k)   No Litigation. There shall not be pending or threatened any litigation, suit, action or proceeding by any party which (i) seeks to restrain or prohibit the Merger; (ii) challenges the legality or validity of the Merger; or (iii) seeks damages from JFGI or Merger Sub as a result of the Merger.

(l)   Closing Documents. At the Closing, the Company shall have delivered to JFGI all of the following documents:

(i)   a certificate executed by the chief executive officer or the chief financial officer of the Company, on behalf of the Company, as to the satisfaction of the conditions set forth in paragraphs (a)-(d) and (i) of this Section 7.2;

(ii)   good standing certificates of the Company and each of its Subsidiaries from the state of its formation and each state where it is qualified to conduct business, dated within fifteen (15) days prior to the Closing Date;

(iii)   all Consents;

(iv)   a copy of each of the Company's Subsidiaries' formation documentation certified by the Secretary of the state of its formation or equivalent governmental officer, together with stock certificates evidencing ownership by the Company of such Subsidiaries; and

(v)   such other documents relating to the transactions contemplated by this Agreement as JFGI may reasonably request.

7.3.   **Additional Conditions to Obligations of the Company**. The obligations of the Company to effect the Merger are subject to the satisfaction of, or waiver by the Company, on or prior to the Closing Date of the following additional conditions:

(a)   Representations and Warranties. Each of the representations and warranties set forth in Article V that is qualified by "materiality," "JFGI and Merger Sub Material Adverse Effect" or a similar qualifier shall be true and correct in all respects, and each

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of such representations and warranties that is not so qualified shall be true and correct in all material respects, in each case, on the date of this Agreement and on and as of the Closing Date as though made on such dates (except for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date).

(b) Performance of Obligations of JFGI. JFGI and Merger Sub shall have performed or complied in all material respects with each obligation agreement and covenant required to be performed by them under this Agreement at or prior to the Closing Date.

(c) Opinion. The Company shall have received an opinion of counsel for JFGI that the Merger will be a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that no Company shareholder will recognize gain or loss for federal income tax purposes as the result of such shareholder's receipt of JFGI Common Stock as his or her share of the Merger Consideration.

(d) No Litigation. There shall not be pending or threatened any litigation, suit, action or proceeding by any party which (i) seeks to restrain or prohibit the Merger; (ii) challenges the legality or validity of the Merger; or (iii) seeks damages from the Company as a result of the Merger.

(e) Closing Documents. At the Closing, JFGI and Merger Sub shall have delivered to the Company all of the following documents:

(i) a certificate executed by the chief executive officer or the chief financial officer of each of JFGI and Merger Sub, on behalf of such entities, as to the satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b);

(ii) good standing certificates of JFGI and Merger Sub from the state of its formation and each state where it is qualified to conduct business, dated within fifteen (15) days prior to the Closing Date; and

(iii) such other documents relating to the transactions contemplated by this Agreement as the Company may reasonably request.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1. **Termination**. This Agreement may only be terminated as provided in Section 8.1. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties as follows:

(a) By mutual written consent of JFGI and the Company, by action of their respective Boards of Directors;

(b) By either the Company or JFGI if the Effective Time shall not have occurred on or before June 30, 2008 (the "**Termination Date**"); provided, however, that

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the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party who has failed to comply with any obligation under this Agreement and such failure has been the cause of or resulted in the failure of the Effective Time to occur on or before the Termination Date;

(c)   By either JFGI or the Company, if a Governmental Authority shall have issued an Order or taken any other action, in each case, which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Merger;

(d)   By JFGI, if neither JFGI nor Merger Sub is in material breach of any its obligations under this Agreement, and if the Company shall have breached any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition contained in Section 7.2, and (i) is incapable of being cured, or (ii) if capable of being cured is not cured prior to the earlier of (A) the Business Day prior to the Termination Date, or (B) the date that is ten (10) days from the date that the Company is notified of such breach;

(e)   By the Company, if it is not in material breach of any of its obligations under this Agreement, and if JFGI or Merger Sub shall have breached any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition contained in Section 7.3, and (i) is incapable of being cured, or (ii) if capable of being cured is not cured prior to the earlier of (A) the Business Day prior to the Termination Date, or (B) the date that is ten (10) days from the date that JFGI is notified of such breach.

8.2.   **Effect of Termination**. In the event of termination of this Agreement by either the Company or JFGI as provided in Section 8.1, this Agreement (other than Sections 6.5 and 6.6 and this Section 8.2) shall forthwith become void and there shall be no liability or obligation on the part of JFGI, Merger Sub or the Company or their respective officers or directors; provided, however, that nothing herein shall relieve any party from liability for the willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement arising prior to the Termination Date.

8.3.   **Extension; Waiver**. At any time prior to the Effective Time, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of a party to assert any of its rights hereunder shall not constitute a waiver of such rights, and no single or partial exercise of any right, remedy, power or privilege shall preclude any other or further exercise thereof by any party. The waiver by any party of any breach of this Agreement, or the failure of any party to require the performance or satisfaction of any term or obligation of this

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Agreement, shall not prevent subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

ARTICLE IX

INDEMNIFICATION

9.1.   **Survival of Representations, Warranties and Agreements**.   The representations and warranties made by the Company (including the representations and warranties set forth in Article IV hereof and the representations and warranties set forth in any certificate delivered by the Company in connection with this Agreement) shall survive the Closing and shall remain in full force and effect and shall survive until one year after the Closing (the "**Indemnification Period**"); provided, that any representation or warranty in respect of which indemnity may be sought under this Article IX, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 9.1 if notice of the inaccuracy or breach or potential inaccuracy or breach thereof giving rise to such right or potential right of indemnity shall have been given to the RSH Shareholder Representatives and the Escrow Agent prior to such time. The representations and warranties made by JFGI or the Merger Sub hereunder shall survive until the Closing. This Article IX and the covenants and agreements of the Company and JFGI that by their terms apply or are to be performed following the Effective Time shall survive the consummation of the Merger.

9.2.   **Indemnification**.

(a)   Claims Against the Company. From and after the Closing Date, JFGI, Merger Sub, the Surviving Entity and each of its respective directors, officers, shareholders, Affiliates and employees (the "**JFGI Indemnified Persons**"), shall have the right of indemnification, compensation and reimbursement by claim and offset against the Holdback Consideration, pursuant to the terms of this Article IX, for, any loss, liability, action, cause of action, claim, demand, debt, obligation, cost, damage, Tax or expense, whether or not arising out of third party claims (including interest, penalties, reasonable attorneys', consultants' and experts' fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing) (collectively, "**Damages**") arising out of, resulting from or relating to, directly or indirectly, (i) any inaccuracy in or breach of any representation or warranty of the Company contained in this Agreement or in any certificate delivered by the Company in connection with this Agreement; or (ii) any nonfulfillment or breach of any covenant or obligation of the Company contained in this Agreement requiring performance prior to or at the Closing or of the RSH Shareholder Representatives (any such circumstance, an "**Indemnification Matter**").

(b)   Limits on Indemnification

(i)   Threshold. No amount shall be payable from or chargeable against the Holdback Consideration under this Article IX with respect to Indemnification Matters unless and until the aggregate amount otherwise so chargeable under this Article IX exceeds $37,500 (the "**Threshold**"). At such time as the total amount chargeable against and payable from the Holdback Consideration exceeds the Threshold, in the aggregate, the Indemnitee shall be entitled to be indemnified against the entire amount of all claims for indemnification

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hereunder; provided, however, notwithstanding the foregoing, the Threshold shall not apply to any Indemnification Matter involving (a) recklessness, intentional misrepresentation, fraud or a criminal matter, (b) Taxes, or (c) 4.18 (Financial Advisors).

(ii) Time Periods. With respect to any Indemnification Matter under this Article IX, no amount shall be chargeable to the Escrow Fund unless the Indemnitee gives an Indemnification Notice to the RSH Shareholder Representatives and Escrow Agent prior to the release of the Escrow Fund, in accordance with the terms of the Escrow Agreement, on the first anniversary of the date of this Agreement; except in all cases where the Indemnification Matter involves fraud or intentional misrepresentation.

(iii) Ceiling. Any and all indemnification payments required to be made pursuant to Section 9.2(a)(i) hereof shall be limited to and made exclusively from the Escrow Fund in accordance with the terms of the Escrow Agreement; provided, however, that in the case of fraud or intentional misrepresentation, JFGI Indemnified Person may also seek recourse for amounts beyond the Escrow Fund against the Person committing fraud or intentional misrepresentation.

(iv) Indemnification Notice. Within ten (10) days after any party hereto receives written documents underlying an Indemnification Matter or, if the Indemnification Matter does not involve a third party action, suit, claim or demand, promptly after any party hereto first has actual knowledge of the Indemnification Matter, such party shall give notice to JFGI, the RSH Shareholder Representatives and the Escrow Agent of the nature of the Indemnification Matter and the amount demanded or claimed in connection therewith ("**Indemnity Claim Notice**") as provided in the Escrow Agreement; provided that no failure to provide Indemnity Claim Notice as aforesaid shall limit the rights of a party entitled to indemnification hereunder (an "**Indemnitee**") to collect Damages from the Escrow Fund as provided under this Article IX.

(v) Exclusion. Anything to the contrary in this Agreement notwithstanding, except with respect to Damages arising from fraud or intentional misrepresentation, no party with indemnification obligations hereunder have any liability for Damages or otherwise for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, the Related Agreements or any other document or instrument in connection with the transactions contemplated by this Agreement.

(vi) RSH Shareholder Representatives' Role. Upon receipt of an Indemnity Claim Notice, the RSH Shareholder Representatives shall have the right to review and evaluate the Indemnification Matter as provided in the Escrow Agreement, and the Escrow Agent shall pay the Indemnity Claim (as defined in the Escrow Agreement) to JFGI Indemnified Person as provided in the Escrow Agreement.

(c) Third-Party Claims. If a third party action, suit, claim or demand is involved, then, upon receipt of the Indemnification Notice, the RSH Shareholder Representatives shall, at their expense and through counsel of their choice that is not reasonably objected to by the Indemnitee, promptly assume and have sole control over the litigation, defense

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or settlement (the "**Defense**") of the Indemnification Matter, except that (i) the Indemnitee may, at its option and expense and through counsel of its choice, participate in (but not control) the Defense; (ii) if the Indemnitee is a JFGI Indemnified Person and it reasonably believes that the handling of the Defense by the RSH Shareholder Representatives may have a material adverse effect on the Indemnitee, its business or financial condition, or its relationship with any material customer, material prospect, material supplier, key employee, key salesman, key consultant, key agent or key representative, or if the Indemnitee reasonably believes that it has additional defenses available to it or reasonably believes that there is a conflict of interest between the interests of the RSH Shareholder Representatives and the Indemnitee or additional defenses are available to the Indemnitee that are not available to the RSH Shareholder Representatives, then the Indemnitee may, at its option and through counsel of its choice, and at the expense of the RSH Shareholder Representatives, assume control of the Defense, provided that the RSH Shareholder Representatives shall be entitled to participate in the Defense at its expense and through counsel of its choice. In any event, the RSH Shareholder Representatives and the Indemnitee shall fully cooperate with each other in connection with the Defense including by furnishing all available documentary or other evidence as is reasonably requested by the other. All amounts owed to the Indemnitee (if any) shall be paid in full from the Escrow Fund within five (5) business days after a final judgment (without further right of appeal) determining the amount owed is rendered, or after a final settlement or agreement as to the amount owed is executed.

        (d)   Escrow Fund. To the extent that JFGI and Merger Sub are entitled to indemnification for an Indemnity Matter under this Section 9.2, the number of shares of JFGI Common Stock to be deducted from the Escrow Fund in connection with such indemnification shall be determined by subtracting from the amount due with respect to such Indemnity Matter (the "**Indemnity Amount**") the cash portion of the Indemnity Amount in accordance with the terms of the Escrow Agreement, and dividing the result by the Per Share Financing Price

ARTICLE X

GENERAL PROVISIONS

        10.1. **Notices**. All notices and other communications hereunder shall be in writing and shall be deemed duly given (A) on the date of delivery if delivered personally (B) upon confirmation of receipt if delivered by facsimile, (C) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, upon confirmation of receipt, or (D) on the third Business Day following the date of mailing if delivered by registered or certified first-class mail, return receipt requested and obtained, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

        (a)   if to JFGI or Merger Sub, to:

Jacobs Financial Group, Inc.
Suite 970, 300 Summers Street

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Charleston, West Virginia 25301
Fax: 304-342-9726
Attention: John M. Jacobs, President

with a copy (which does not constitute notice) to:

Dechert LLP
30 Rockefeller Plaza
New York, New York 10112
Fax: 212-314-0005
Attention: James H. Nix

(b)   if to the Company, to:

Reclamation Surety Holding Company
367 West Short Street
Lexington, Kentucky 40507
Fax: 859-281-6291
Attention: William S. Patterson, President

with a copy (which does not constitute notice) to:

Wyatt, Tarrant & Combs, LLP
PNC Plaza
500 West Jefferson Street
Louisville, Kentucky 40202
Fax: 502-589-0309
Attention: Patrick W. Mattingly

(c)   if to the RSH Shareholder Representatives, to:

William S. Patterson
c/o Cumberland Surety, Inc.
367 West Short Street
Lexington, KY 40507
Fax: (859) 281-6291

and

Nelson Radwan
908 Firethorn Place
Lexington, KY 40515
Fax: (239) 431-5381

    10.2. **Interpretation**. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice

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versa. The words "include", "includes" and "including" when used in this Agreement shall be deemed to be followed by the phrase "without limitation". Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement. Unless the context otherwise requires, the words "hereof", "hereby" and "herein" and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. All references to contracts, agreements, leases or other arrangements shall refer to oral as well as written matters. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.3. **Counterparts**. This Agreement may be executed in any number of counterparts (including by facsimile or other electronic means), each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

10.4. **Entire Agreement**. This Agreement (including any exhibits or annexes hereto and the Schedules attached hereto) and the Related Agreements, along with other documents executed or delivered in connection with the consummation of the transactions contemplated by this Agreement (collectively, the "**Transaction Documents**") constitute the entire agreement among all the parties hereto, except as provided herein, and supersedes all prior agreements, understandings, oral and written, among all the parties with respect to the subject matter hereof.

10.5. **No Third-Party Beneficiaries**. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto or their respective successors and assigns, any rights, remedies or liabilities under or by reason of this Agreement, other than Article IX, which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Person.

10.6. **Assignment**. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

10.7. **Amendment and Modification; No Waiver**. This Agreement may be amended, modified and supplemented by a written instrument authorized and executed (a) on behalf of JFGI and the Company at any time prior to the Closing Date with respect to any of the terms contained herein. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder.

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10.8. **Enforcement; Jurisdiction**. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware this being in addition to any other remedy to which they are entitled at law or in equity subject to the terms hereof. In addition, each of the parties hereto (A) consents to submit itself to the personal jurisdiction of the federal courts of the United States located in the State of Delaware or any court of the State of Delaware located in such state in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (B) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court and (C) agrees that it will not bring any Proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than such courts sitting in the State of Delaware.

10.9. **Waiver of Jury Trial**. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

10.10. **Company Disclosure Schedule**. The Company shall use its best efforts to make the required disclosures under the appropriate section and subsection of the Company Disclosure Schedule; provided, however, that if for purposes of Article IV the Company inadvertently makes a required disclosure under a different section or subsection of Article IV, such disclosure will be deemed disclosed with respect to that other section or subsection of Article IV so long as the relevance of such disclosure to such other section or subsection is reasonably apparent. For the avoidance of doubt, the Company may use cross-references from one section or subsection of Article IV to another section or subsection of Article IV in the Company Disclosure Schedule.

10.11. **Governing Law**. This Agreement shall be governed by, construed and interpreted in accordance with the laws of the State of Delaware.

10.12. **Severability**. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (A) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid or enforceable, such provision and (B) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be

37

affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

10.13. **Mutual Drafting**. The parties hereto have been represented by counsel who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of any laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects.

10.14. **Certain Understandings/ Disclaimer of Other Representations and Warranties**.

(a) Each of the parties is a sophisticated legal entity or person that was advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement. Accordingly, each of the parties hereby acknowledges that (i) no party has relied or will rely in respect of this Agreement or the transactions contemplated hereby upon any document or written or oral information previously furnished to or discovered by it or its representatives, other than as set forth in this Agreement (including the Company Disclosure Schedule) and the Transaction Documents and (ii) there are no representations or warranties by or on behalf of any party hereto or any of its respective affiliates or representatives other than those expressly set forth in this Agreement or other Transaction Documents.

(b) Neither the Company nor its shareholders, directors, and officers make any representation or warranties with respect to any projections, forecasts or forward-looking information regarding the financial performance of the Company provided to JFGI or the Merger Sub. There is no assurance that any projected or forecasted financial performance or results of operations of the Company will be achieved. EXCEPT FOR THOSE MATTERS EXPRESSLY COVERED BY THE COMPANY DISCLOSURE SCHEDULE AND THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT AND THE TRANSACTION DOCUMENTS, THE COMPANY AND ITS SHAREHOLDERS, DIRECTORS AND OFFICERS DISCLAIM ALL OTHER REPRESENTATIONS AND WARRANTIES WHETHER EXPRESS OR IMPLIED. THE COMPANY AND ITS SHAREHOLDERS, DIRECTORS AND OFFICERS DO NOT MAKE ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AND NO IMPLIED WARRANTIES WHATSOEVER.

10.15. **Definitions**. As used in this Agreement:

(a) "**Affiliate**" means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b) "**Approval**" means any license, permit, consent, approval, authorization, registration, filing, waiver, qualification or certification.

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(c) "**Balance Sheet**" means the consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2007 included in the Company Disclosure Schedule.

(d) "**Benefit Plans**" means, with respect to the Company and its Subsidiaries, each employee benefit plan, program, arrangement and contract (including any "employee benefit plan", as defined in Section 3(3) of ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option, employment, termination, stay agreement or bonus, change in control and severance plan, program, arrangement and contract), whether written or oral, whether or not subject to ERISA, in effect on the date of this Agreement, to which the Company or any of its Subsidiaries is a party, which is maintained or contributed to by the Company or its Subsidiaries and as to which the Company or any of its Subsidiaries has any current or future obligation with respect to any current or former employee, independent contractor or director (or any dependent or beneficiary thereof) of the Company or any of its Subsidiaries (the "**Company Employees**", or with respect to which the Company or its Subsidiaries could incur liability under Title IV of ERISA.

(e) "**Board of Directors**" means the Board of Directors of any specified Person and any committees thereof.

(f) "**Books and Records**" means the collective reference to all agreements, documents, books, records and files, including records and files stored on computer disks or tapes or any other storage medium relating to the business of the Company and its Subsidiaries.

(g) "**Business Day**" means any day other than (i) a Saturday or Sunday or (ii) a day on which banks are authorized to close in The City of New York.

(h) "**Closing Consideration**" means 62.5% of the shares of JFGI common stock and 62.5% of the cash that comprise the Merger Consideration, with any fractional shares rounded up to the nearest whole number.

(i) "**Code**" means the Internal Revenue Code of 1986, as amended.

(j) "**Commercial Note**" means that certain promissory note dated February 3, 2006, issued by the Company in the original principal amount of $1,250,000, including all security arrangements and obligations of the Company pursuant thereto.

(k) "**Company Disclosure Schedule**" means the disclosure schedule being delivered by the Company to JFGI on the date hereof.

(l) "**Company Expenses**" means Expenses (as defined in Section 6.5) of the Company and its Subsidiaries.

(m) "**Contract**" means with respect to any Person, any agreement, indenture, debt instrument, contract, guarantee, loan, note, mortgage, license, lease or other binding commitment, to which such Person is a party or by which it is bound or to which any of its assets or properties is subject.

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(n)   "**Covered Employees**" means those employees listed on Schedule 10.15(n) who will enter into Employment Agreements with the Company as of the Closing Date.

(o)   "**dollars**" or "**$**" means United States dollars.

(p)   "**GAAP**" means United States generally accepted accounting principles.

(q)   "**Hazardous Substances**" has the meaning set forth in Section 101(14) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and also includes petroleum products, solid wastes and asbestos.

(r)   "**Holdback Consideration**" means the remainder of the Merger Consideration after deducting therefrom the Closing Consideration.

(s)   "**Intellectual Property**" means any and all intellectual property rights, including (i) patents, inventions, discoveries, processes, technology and know-how; (ii) copyrights and copyrightable works (including software, databases and related items); (iii) trade secrets, specifications, designs, plans, manuals and drawings, research, manufacturing and production processes and techniques, customer and supplier lists, pricing and cost information, business and marketing plans and proposals and all other confidential or proprietary information; (iv) trademarks, service marks, trade names, domain names, logos and other source indicators manufacturing and production processes and techniques, customer and supplier lists, pricing and cost information, business and marketing plans and proposals; (v) rights in databases, whether registered or not; all applications, registrations, recordings, renewals, and the like for any of the foregoing; and (vii) all rights of enforcement thereto.

(t)   "**JFGI Common Stock**" means the common stock, par value $.0001 per share of JFGI.

(u)   "**Knowledge**" means, with respect to any matter in question, the actual knowledge after due inquiry of those individuals listed on Schedule 10.15(u).

(v)   "**Law**" means any statute, ordinance, code, rule, regulation, order writ, judgment, decree or other law enacted, adopted or promulgated by any Governmental Authority.

(w)   "**Leased Real Property**" means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Subsidiary.

(x)   "**Leases**" means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any Subsidiary holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Subsidiary.

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(y) "**Licenses and Permits**" means all licenses, permits, exemptions, orders, consents, franchises, certificates, approvals and other authorizations that are required by Governmental Authorities to conduct the business of the Company as it is presently conducted.

(z) "**Lien**" means a lien, mortgage, deed of trust, pledge, hypothecation, assignment, deposit arrangement, easement, preference, priority, assessment, security interest, lease, sublease, charge, claim, adverse claim, levy, interest of other person or other encumbrance of any kind.

(aa) "**Material Adverse Effect**" means, when used in connection with the Company or any of its Subsidiaries, any change, effect, event, occurrence, state of facts or development that is or could be materially adverse to (1) the business, condition (financial or otherwise), operations, properties, assets (including intangible assets), liabilities (contingent or otherwise) or results of operations of the Company and its Subsidiaries taken as a whole; or (2) the ability of the Company to consummate the transactions contemplated hereby or perform its obligations hereunder, except in each case for any change, effect, event, occurrence, state of facts or development to the extent resulting from (i) changes in U.S. or international economic, regulatory or political conditions generally, (ii) acts of terrorism or war (whether or not pending, threatened or declared), or (iii) changes in the Company's industry generally, including as a result of marketplace actions taken by industry participants other than the Company and its Subsidiaries, and, in the cases of clauses (i) and (ii), that does not disproportionately adversely affect Company and its Subsidiaries relative to other similarly situated businesses.

(bb) "**Merger Consideration**" means the excess of $3,400,000 over the sum of (i) the aggregate amount of principal and interest due under the Commercial Note on the Closing Date and (ii) any fees and expenses of counsel to the Company and the holders of Company Common Stock in connection with the transactions contemplated by this Agreement in excess of $40,000.

(cc) "**Non-Employee Shareholder**" means any shareholder of the Company, exclusive of the Covered Employees.

(dd) "**Ordinary Course of Business**" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

(ee) "**Owned Real Property**" means all land, together with all buildings, structures, improvements and fixtures located thereon including, without limitation, all electrical, mechanical, plumbing and other building systems; fire protection, security and surveillance systems; telecommunications, computer, writing and cable installations; utility installations; water distribution systems; and landscaping, and all easements and other rights and interests appurtenant thereto, owned by the Company or any Subsidiary.

(ff) "**Per Share Financing Price**" equals the price per share of the common stock of JFGI issued in the Financing or, to the extent common stock is not issued in the Financing, as reasonably agreed to by JFGI and the RSH Shareholder Representatives.

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(gg) "**Permitted Liens**" means, collectively, (i) Liens for Taxes not yet payable or the validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected in the Financial Statements to the extent required by GAAP, (ii) mechanics', workmen's, repairmen's, warehousemen's, processor's, landlord's, carrier's, maritime, materialmen's or other like Liens, including all statutory Liens, in each case, arising or incurred in the Ordinary Course of Business, (iii) Liens arising in connection with worker's compensation, unemployment insurance, old age pensions and social security benefits which are not overdue or are being contested in good faith by appropriate proceedings and for which provision for the payment of such Liens has been reflected in the Financial Statements to the extent required by GAAP, (iv) Liens (A) incurred or deposits made in the Ordinary Course of Business to secure the performance of bids, tenders, statutory obligations, fee and expense arrangements with trustees and fiscal agents (exclusive of obligations incurred in connection with the borrowing of money or the payment of the deferred purchase price of property) and (B) securing surety, indemnity, performance, appeal and release bonds, (v) any minor imperfection of title, easements, encroachments, covenants, rights of way, minor defects, irregularities or encumbrances on title or similar Lien which does not and would not reasonably be expected to impair in any material respect the operations of the business of the Company, (vi) licenses, leases and subleases (including bareboat charters) of property and assets in the Ordinary Course of Business, (vii) customary rights of set-off, revocation, refund or chargeback, (viii) Liens arising by operation of law on insurance policies and proceeds thereof to secure premiums thereunder, (ix) any Liens incurred pursuant to equipment leases in the Ordinary Course of Business which do not individually or in the aggregate, exceed $10,000 in annual payments, (x) Liens incurred pursuant to actions of JFGI or its Affiliates.

(hh) "**Person**" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group.

(ii) "**Proceeding**" means any action, suit, dispute, litigation, arbitration, grievance, proceeding, hearing or claim by or before any Governmental Authority, at law or in equity.

(jj) "**Pro Rata Share**" means for each holder of Company Common Stock, the fraction (expressed as a percentage) the numerator of which is the number of shares of Company Common Stock owned by such holder immediately prior to the Effective Time, and the denominator of which is the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time.

(kk) "**Qualified Financing**" means a registered public offering of equity securities or other equity financing acceptable to JFGI resulting in net proceeds to JFGI of at least $50 million, on terms satisfactory to JFGI.

(ll) "**Related Agreements**" means the RSH Shareholder Representative Agreement, the Escrow Agreement and the Employment Agreements.

(mm) "**Subsidiary**" of a Person means any corporation, limited liability company, partnership, joint venture, trust, association, organization or other entity in which such Person directly or indirectly owns 50% or more of the aggregate voting stock. For purposes of

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this definition, "voting stock" means stock or other interests that ordinarily has voting power for the election of directors or managers.

(nn) "**Taxes**" means all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include all income or profits taxes (including federal income taxes and state income taxes), payroll and employee withholding taxes, unemployment insurance taxes, social security taxes, sales and use taxes, customs duties, capital stock taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, transfer taxes, and other obligations of the same or of a similar nature to any of the foregoing, which the Company is required to pay, withhold or collect.

(oo) "**Tax Return**" means all reports, estimates, declarations of estimated Tax, claims for refund, information statements and returns relating to, or required to be filed in connection with, any Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(pp) "**the other party**" means, (i) with respect to the Company and the Shareholder Representatives, JFGI and Merger Sub and (ii) with respect to JFGI and Merger Sub, the Company and the Shareholder Representatives.

[Signatures appear on the following page.]

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IN WITNESS WHEREOF, JFGI, Merger Sub, the Company and the RSH Shareholder Representatives have caused this Agreement to be signed by their respective officers thereunto duly authorized or in their individual capacity, all as of the day and year first above written.

JACOBS FINANCIAL GROUP, INC.



By: _____

Name: John M. Jacobs

Title: President

RS HOLDINGS, LLC



By: _____

Name: John M. Jacobs

Title: President

RECLAMATION SURETY HOLDING COMPANY, INC.

By: _____

Name: William S. Patterson

Title: President

RSH SHAREHOLDER REPRESENTATIVES

_____

Name: William S. Patterson

_____

Name: Nelson Radwan

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